P. E. 2/1/02

842317

02013401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

At the end of the subscription period for the rights offering approved by the Board of Directors on December 10, 2001 and launched on January 14, 2002, approximately 99,5% of the shares offered have been subscribed.

Rights not exercised will be offered on the Stock Exchange, pursuant to law, next week according to modalities that will be announced in due time by means of a specific notice published in daily newspapers.

The capital increase was carried out through the issue of 65,820,600 ordinary Fiat shares in the form of a rights offering to stockholders at the price of 15.5 euros each, in the ratio of three shares for every 25 shares of any class of stock owned. Each share is coupled with a warrant valid for subscription, in January 2007, of one ordinary Fiat share for every four warrants held, at a price of 30 euros.

The stockholders IFI and IFIL have subscribed to the new ordinary shares in such an amount so as to maintain their stake above 30%.

The positive outcome of the capital increase pays testimony to the trust that stockholders have in the Fiat Group. This operation, thanks to which the company may now count on new funds for over 1 billion euros, is part of a plan to strengthen the financial structure of the Group, which was announced in December 2001, along with the industrial restructuring plan.

Turin, February 5, 2002

For additional information please contact:
Paolo Vannini
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email pvannini@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2002

FIAT S.p.A.

BY:
James J. Kennedy
Power of Attorney